Filed pursuant to Rule 424(b)(3)
Registration No. 333-202288
PROSPECTUS

8,898 Shares of Senior Non-Cummlative Perpetual Preferred Stock, Series D
(or Depository Shares Evidencing Fractional Interests in Such Shares)

This prospectus relates to the sale from time to time by the United States Department of the Treasury, or the “Treasury,” and its successors, including transferees, who along with the Treasury we refer to as “Selling Shareholders,” of an aggregate of 8,898 shares of our Senior Non-Cumulative Perpetual Preferred Stock, Series D, liquidation preferred amount $1,000 per share, the “Series D Preferred Stock” or, in the event such shares are deposited with a depositary as described in this prospectus, depositary shares evidencing fractional interests in such shares. The shares of Series D Preferred Stock were issued on August 4, 2011 to the Treasury pursuant to a Securities Purchase Agreement, or “Securities Purchase Agreement,” as part of the Treasury’s Small Business Lending Fund Program, or “SBLF Program.”
The Selling Shareholders may offer to sell these securities from time to time, through agents, dealers or underwriters, or directly to purchasers on terms to be determined at the time of sale. To the extent required, the names of any agents, dealers or underwriters involved in the sale of the securities, applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in a prospectus supplement which will accompany this prospectus. A prospectus supplement also may add, update or change information contained in this prospectus. For general information about the distribution of securities offered, please see “Plan of Distribution” on page 19 of this prospectus.
The Series D Preferred Stock is not listed for trading on any national securities exchange or authorized for quotation in any inter-dealer quotation system of any registered national securities association, and we do not intend to seek such a listing for the Series D Preferred Stock.
We will not receive any of the proceeds from the sale of the shares of the Series D Preferred Stock by the Selling Shareholders, but will incur expenses in connection with the registration of the sale of these shares.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 4 to read about factors you should consider before buying our securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
These securities are not savings accounts, deposit accounts or other obligations of a bank, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this prospectus is March 12, 2015

You should rely only on the information contained in this prospectus or to which we have referred you. Neither we nor the Selling Shareholders have authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell the securities. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date of the document in which such information is contained or such other date referred to in such document, regardless of the time of any sale or issuance of a security. Our business, financial condition, results of operations and prospects may have changed since those dates.
As used in this prospectus, the terms “WashingtonFirst,” “we,” “us” and “our” refer to WashingtonFirst Bankshares, Inc. and its consolidated subsidiaries, unless the context otherwise requires. When we refer to the “bank” in this prospectus, we are referring to WashingtonFirst Bank, a Virginia chartered commercial bank.

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ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission, or the SEC, utilizing a “shelf” registration process. Under this shelf process, the Selling Shareholders may from time to time sell or otherwise dispose of the securities described in this prospectus in or more offerings.
This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents. Copies of some of the documents referred to herein have been filed or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below in the section entitled “Where You Can Find More Information.”
WHERE YOU CAN FIND MORE INFORMATION
We have filed a registration statement on Form S-3 with the SEC under the Securities Act of 1933, as amended, or the “Securities Act,” that registers the securities offered by this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit from this prospectus some information included in the registration statement.
We file annual, quarterly, and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended, or the “Exchange Act.” You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC maintains an Internet website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers, including us, that file electronically with the SEC. General information about us, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, is available free of charge in the corporate information section of the Investor Relations page of our website at http://www.wfbi.com as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC. Information on our website is not incorporated into this prospectus, any prospectus supplement or our other securities filings and is not a part of these filings.
INCORPORATION BY REFERENCE
The SEC allows us to “incorporate by reference” information into this document. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the previously filed information. We incorporate by reference the documents listed below and any future filings made by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, other than any portions of the respective filings that were furnished, pursuant to Item 2.02 or Item 7.01 of Current Reports on Form 8-K (including exhibits related thereto) or other applicable SEC rules, rather than filed, prior to the termination of the offerings under this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2013, as amended by Form 10-K/A filed October 23, 2014;

•	our Quarterly Reports on Form 10-Q for the quarters ended September 30, 2014, June 30, 2014 and March 31, 2014;

•
our Current Reports on Form 8-K filed on February 24, 2015, January 28, 2015, January 5, 2015, October 17, 2014, August 20, 2014 (as amended by Form 8-K/A filed August 20, 2014), April 30, 2014, April 29, 2014, March 5, 2014 (as amended by Form 8-K/A filed May 16, 2014);

•	our Proxy Statement filed March 31, 2014; and

•
the description of our common stock, par value $.01 per share, that is contained in our Registration Statement on Form 8-A dated December 20, 2012, including any amendment or report filed with the SEC for the purpose of updating such description.

Each of these documents is available from the SEC’s web site and public reference rooms described above. Through the corporate information section of the Investor Relations page of our website, http://www.wfbi.com, you can access electronic copies of documents we file with, and furnish to, the SEC, including our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and any amendments to those reports. Information on our website is not incorporated by reference in this prospectus. Access to those electronic filings is available as soon as practical after filing with the SEC. You may also request a copy of those filings, excluding exhibits, at no cost by writing or telephoning Matthew R. Johnson, at our principal executive office, which is:
WashingtonFirst Bankshares, Inc.
11921 Freedom Drive, Suite 250
Reston, Virginia 20190
(703) 840-2410

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus includes or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act, which we refer to in this prospectus as the “Securities Act,” and Section 21E of the Exchange Act. Forward-looking statements, which are based on certain assumptions and describe our future goals, plans, strategies and expectations, are generally identified by the use of the words “anticipate,” “believe,” “estimate,” “will,” “may,” “intend,” “plan,” “strive,” “seek,” “project,” “would,” “could,” “should,” “expect” and similar expressions. Although we believe that our plans, intentions and expectations reflected in the forward-looking statements are reasonable, we cannot be sure that they will be achieved. Important factors that could cause actual results to differ materially from our forward-looking statements are listed below, and additional important factors are set forth in the section entitled “Risk Factors” in this prospectus, in any section entitled “Risk Factors” in supplements to this prospectus, and in the documents incorporated by reference into this prospectus.
Forward-looking statements involve inherent risks and uncertainties that are subject to change based on various important factors, some of which are beyond our control. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to:

•	competition among financial services companies may increase and adversely affect our operations;

•	changes in the level of our nonperforming assets and charge-offs;

•	changes in the availability of funds resulting in increased costs or reduced liquidity;

•	changes in accounting policies, rules and practices;

•	changes in the assumptions underlying the establishment of reserves for possible loan losses and other estimates;

•	impairment concerns and risks related to our investment portfolio, and the impact of fair value accounting, including income statement volatility;

•	changes in the interest rate environment and market prices may reduce our net interest margins, asset valuations and expense expectations;

•	general business and economic conditions in the markets we serve change or are less favorable than expected;

•	legislative or regulatory changes may adversely affect our businesses;

•	reactions in financial markets related to potential or actual downgrades in the sovereign credit rating of the United States and the budget deficit or national debt of the United States government;

•	changes in the way the FDIC insurance premiums are assessed;

•	increase in personal or commercial bankruptcies or defaults;

•	technology-related changes are harder to make or more expensive than expected; and

•	other risks and uncertainties listed from time to time in our reports and documents filed with the SEC.
In addition, from time to time we explore opportunities for acquisitions of and hold discussions with financial institutions and related businesses, and also regularly explore opportunities for acquisitions of liabilities and assets of financial institutions and other financial services providers. Discussions regarding potential acquisitions may be commenced at any time, and may proceed rapidly, and agreements may be concluded and announced at any time. Any potential acquisition, and any combination of potential acquisitions, may be material in size relative to our existing assets and operations. We routinely analyze our lines of business and from time to time may increase, decrease or terminate one or more activities.
If one or more of the factors affecting our forward-looking information and statements proves incorrect, then our actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward-looking information and statements contained in this prospectus or the documents incorporated by reference into this prospectus. Therefore, we caution you not to place undue reliance on our forward-looking information and statements. The forward-looking statements are made as of the date of this prospectus or the applicable document incorporated by reference into this prospectus, and we do not intend, and assume no obligation, other than as required by applicable law, to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements. All forward-looking statements contained in this prospectus or documents incorporated by reference into this prospectus are expressly qualified by these cautionary statements.

ABOUT WASHINGTONFIRST BANKSHARES, INC.
WashingtonFirst is a Virginia-based bank holding company with approximately $1.3 billion in assets, $1.1 billion in deposits and $111.1 million in shareholders’ equity as of September 30, 2014. Through its wholly owned subsidiary, WashingtonFirst Bank, a Virginia state bank, WashingtonFirst focuses on providing quality, tailored banking products and services to its customers, including loans to consumers and small-to-medium sized businesses. As of September 30, 2014, in addition to its corporate office in Reston, Virginia, the bank had 16 branch banking offices in Virginia, Washington, D.C. and Maryland.
The bank’s primary market - the greater Washington, D.C. Metropolitan Area - is characterized by a highly educated work force, a diverse economy and a median household income that is one of the highest in the nation.
WashingtonFirst’s growth strategy is to pursue both organic growth as well as acquisition opportunities within its target market area of the Washington DC Metropolitan Area. From its inception in 2004 through September 30, 2014, WashingtonFirst had completed two branch acquisitions, two whole-bank acquisitions and one FDIC-assisted whole-bank transaction. Additionally, the Company has experienced consistent organic growth in assets and profitability since its inception. WashingtonFirst expects to maintain this growth by continuing to hire and develop skilled personnel, and by developing and maintaining a sound infrastructure to support continued business growth on a safe and sound basis.
WashingtonFirst’s business strategy is to compete by providing its customers with highly qualified personal and customized service utilizing up to date technology and delivery channels. The Company’s marketing efforts are directed to prospective clients who value high quality service and who are, or have the potential to become, highly profitable. WashingtonFirst’s view of the financial services market is that community banks must be effective in providing quality, tailored services to their customers rather than competing with large national institutions on a head-to-head basis for broad-based consumer business.
Revenues are derived from interest and fees received in connection with loans, deposits and investments. Major expenses include compensation and employee benefits, interest expense on deposits and borrowings and operating expenses.
Recent Developments
On December 30, 2014, we closed an equity financing, referred to as the “Private Placement,” in which an aggregate of 710,553 shares of our common stock and an aggregate of 666,666 shares of our non-voting common stock, Series A, or “Series A Stock,” were sold to six institutional accredited investors for gross proceeds of $20,658,285. We have separately registered the resale of these shares of common stock and Series A Stock as required pursuant to the Private Placement.
RISK FACTORS
Investing in our securities involves significant risks. Our business, financial condition and results of operations could be materially adversely affected by any of these risks. Please see the “Risk Factors” section in our Annual Report on Form 10-K for the year ended December 31, 2013, as updated by our subsequent filings with the SEC, which are incorporated by reference in this prospectus. In addition, before making an investment decision, you should carefully consider the following risk factors specific to the Series D Preferred Stock.
An active trading market for the Series D Preferred Stock might not develop.
The Series D Preferred Stock is not currently listed on any securities exchange and we do not anticipate listing the Series D Preferred Stock on an exchange. There can be no assurance that an active trading market for the Series D Preferred Stock will develop, or, if developed, that an active trading market will be maintained. If an active market is not developed or maintained, the market value and liquidity of the Series D Preferred Stock may be adversely affected.
Dividends on the Series D Preferred Stock are non-cumulative.
Dividends on the Series D Preferred Stock are non-cumulative and payable only out of lawfully available funds. Consequently, if our board of directors does not authorize and declare a dividend on the Series D Preferred Stock for any dividend period, holders of the Series D Preferred Stock will not be entitled to receive any such dividend, and such unpaid dividend will not accrue and will not be payable, regardless of whether dividends are declared for any subsequent dividend period.
Dividend Rates on the Series D Preferred Stock fluctuate.
Under the SBLF Program, dividends on each share of our Series D Preferred Stock are payable on the $1,000 liquidation amount at an annual rate that may vary from 1% per annum to 5% depending upon the “Percentage Change in Qualified Lending” (as defined in the Securities Purchase Agreement) of the bank between each dividend period and the “Baseline” level of Qualified Small Business Lending (as defined in the Securities Purchase Agreement) of the bank. Beginning with the eleventh dividend period through the eighteenth dividend period and that portion of the nineteenth dividend period ending on the four and one-half year anniversary of the date of issuance of the Series D Preferred Stock (i.e., the dividend periods from October 1, 2013 through and including February 4, 2016) the annual dividend rate will be fixed at 1.0 percent. From and after the four and one-half year anniversary of the date of issuance of our Series D Preferred Stock (i.e., beginning on February 5, 2016), the dividend rate shall be fixed at 9% per annum.
Holders of the Series D Preferred Stock have limited voting rights.
Until and unless we fail to pay full dividends on the Series D Preferred Stock for six or more dividend periods, whether or not consecutive, and the aggregate liquidation preference amount of the then-outstanding shares of Series D Preferred Stock is at least $25.0 million, the holders of the Series D Preferred Stock will have no voting rights except with respect to certain fundamental changes in the terms of the Series D Preferred Stock and except as may be required by law. If dividends on the Series D Preferred Stock are not paid in full for six dividend periods, whether or not consecutive, and if the aggregate liquidation preference amount of the then-outstanding shares of Series D Preferred Stock is at least $25.0 million, the total number of positions on the WashingtonFirst board of directors will automatically increase by two and the holders of the Series D Preferred Stock, acting as a single class, will have the right, but not the obligation, to elect two individuals to serve in the new director positions. This right and the terms of such directors will end when we have paid full dividends for at least four consecutive dividend periods. See “Description of Series D Preferred Stock-Voting Rights.” If full dividends have not been paid on the Series D Preferred Stock for five or more dividend periods, we must invite a representative selected by the holders of a majority of the outstanding shares of Series D Preferred Stock, voting as a single class, to attend all meetings of our Board of Directors in a nonvoting observer capacity. Any such representative would not be obligated to attend any Board meeting to which he or she is invited, and this right will end when we have paid full dividends for at least four consecutive dividend periods.
We may issue preferred shares senior to the Series D Preferred Stock if the Treasury or the holders of a majority of the Series D Preferred Stock consent.
Subject to the written consent of Treasury, if Treasury holds any shares of Series D Preferred Stock, or the holders of a majority of the outstanding shares of the Series D Preferred Stock, voting as a single class, if Treasury does not hold any shares of the Series D Preferred Stock, as well as any other vote of stockholders required by law, we may issue preferred stock in the future, the terms of which are expressly senior to the Series D Preferred Stock. The terms of any such future preferred stock expressly senior to the Series D Preferred Stock may restrict dividend payments on the Series D Preferred Stock. For example, the terms of any such senior preferred stock may provide that, unless full dividends for all of our outstanding preferred stock senior to the Series D Preferred Stock have been paid for the relevant periods, no dividends will be paid on the Series D Preferred Stock, and no shares of the Series D Preferred Stock may be repurchased, redeemed, or otherwise acquired by us. This could result in dividends on the Series D Preferred Stock not being paid when contemplated. In addition, in the event of our liquidation, dissolution or winding-up, the terms of the senior preferred stock may prohibit us from making payments on the Series D Preferred Stock until all amounts due to holders of the senior preferred stock in such circumstances are paid in full.
The Series D Preferred Stock is equity and is subordinate to all of our existing and future indebtedness; regulatory restrictions may limit or prevent us from paying dividends on the Series D Preferred Stock; and the Series D Preferred Stock places no limitations on the amount of indebtedness we and our subsidiaries may incur in the future.
Shares of the Series D Preferred Stock are equity interests in WashingtonFirst and do not constitute indebtedness. As such, the Series D Preferred Stock, like our common stock, ranks junior to all indebtedness and other non-equity claims on WashingtonFirst with respect to assets available to satisfy claims on WashingtonFirst, including in a liquidation of WashingtonFirst. Additionally, unlike indebtedness, where principal and interest would customarily be payable on specified due dates, in the case of preferred stock like the Series D Preferred Stock, as with our common stock, (1) dividends are payable only when, as and if authorized and declared by, our board of directors and depend on, among other things, our results of operations, financial condition, debt service requirements, other cash needs and any other factors our Board of Directors deems relevant, and (2) as a Virginia corporation, under Virginia law we are subject to restrictions on payments of dividends out of lawfully available funds. See “Regulation and Supervision” in this prospectus.
WashingtonFirst is an entity separate and distinct from its principal subsidiary, WashingtonFirst Bank, and derives substantially all of its revenue in the form of dividends from the bank. Accordingly, WashingtonFirst is and will be dependent upon dividends from the bank to pay the principal of and interest on its indebtedness, to satisfy its other cash needs and to pay dividends on the Series D Preferred Stock. The bank’s ability to pay dividends is subject to its ability to earn net income and to meet certain regulatory requirements. In the event the bank is unable to pay dividends to WashingtonFirst, WashingtonFirst may not be able to pay dividends on the Series D Preferred Stock. See “Regulation and Supervision” in this prospectus. Also,

WashingtonFirst’s right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to the prior claims of the subsidiary’s creditors.
In addition, the Series D Preferred Stock does not limit the amount of debt or other obligations we or our subsidiaries may incur in the future. Accordingly, we and our subsidiaries may incur substantial amounts of additional debt and other obligations that will rank senior to the Series D Preferred Stock or to which the Series D Preferred Stock will be structurally subordinated.
Anti-takeover provisions could negatively impact our shareholders.
Provisions in our charter and bylaws, the corporate law of the State of Virginia and federal regulations could delay or prevent a third party from acquiring us, despite the possible benefit to our stockholders, or otherwise adversely affect the value of any class of our equity securities, including the Series D Preferred Stock. These provisions include: supermajority voting requirements for certain business combinations with any person who beneficially owns 10% or more of our outstanding common stock; the election of directors to staggered terms of three years; the inability of our shareholders to call special meetings; and the other provisions described under “Description of Outstanding Capital Stock-Certain Provisions of our Articles of Incorporation and Bylaws and Virginia Law Could Have an Anti-Takeover Effect.”  Our charter also authorizes our board of directors to issue preferred stock, and preferred stock could be issued as a defensive measure in response to a takeover proposal.  For further information, see “Description of Outstanding Capital Stock-Preferred Stock.”  These provisions may discourage potential takeover attempts, discourage bids for our common stock at a premium over market price or adversely affect the market price of, and the voting and other rights of the holders of, our common stock. These provisions could also discourage proxy contests and make it more difficult for holders of our common stock to elect directors other than the candidates nominated by our board of directors.
Investing in our securities involves significant risks. Our business, financial condition and results of operations could be materially adversely affected by any of these risks. Please see the “Risk Factors” section in our Annual Report on Form 10-K for the year ended December 31, 2013, as updated by our subsequent filings with the SEC, which are incorporated by reference in this prospectus. In addition, before making an investment decision, you should carefully consider the following risk factors specific to the Series D Preferred Stock.
REGULATION AND SUPERVISION
We are a bank holding company registered under the Bank Holding Company Act of 1956, as amended, or “BHC Act,” and subject to supervision, regulation and examination by the Board of Governors of the Federal Reserve System, or “Federal Reserve.” The BHC Act and other federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations. The Federal Reserve has broad authority to prohibit activities of bank holding companies and their non-banking subsidiaries which represent unsafe and unsound banking practices or which constitute violations of laws or regulations, and can assess civil money penalties for violation of laws, regulations or orders, for participation in an unsafe or unsound practice or breach of fiduciary duty. We are also registered in Virginia with the Virginia Bureau of Financial Institutions under the financial institution holding company laws of Virginia and are subject to regulation and supervision by the Virginia Bureau of Financial Institutions.
The Company is regarded as a legal entity separate and distinct from the bank. The principal source of the Company’s revenue is dividends received from the bank. As described in more detail in the section “Business-Regulation” of our Annual Report on Form 10-K for the year ended December 31, 2013, both state and federal law place limitations on the amount that banks may pay in dividends, which the bank must adhere to when paying dividends to the Company. It is the policy of the Federal Reserve that bank holding companies should pay cash dividends on common stock only out of income earned over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. The policy provides that bank holding companies should not pay cash dividends at levels that undermine the bank holding company’s ability to serve as a source of strength to its banking subsidiaries. Given the current financial and economic environment, the Federal Reserve has indicated that bank holding companies should carefully review their dividend policy in relation to the organization’s overall asset quality, level of current and prospective earnings and level, composition and quality of capital. The guidance provides that the Company inform and consult with the Federal Reserve Board prior to declaring and paying a dividend that exceeds earnings for the period for which the dividend is being paid or that could result in an adverse change to the Company’s capital structure.
Virginia state law also restricts dividends to shareholders of the Company. The Company’s shareholders are entitled to receive dividends if, as and when declared by the Company’s board of directors in accordance with Section 13.1-653 of the Code of Virginia. Generally, dividends may be paid out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Under Federal Reserve policy, a bank holding company has historically been required to act as a source of financial strength to each of its banking subsidiaries. The Dodd-Frank Wall Street Reform and Consumer Protection Act, or “Dodd-Frank Act,” codifies this policy as a statutory requirement. The Company may be required to commit resources to support the Bank, and this obligation may arise at times when the Company may not be in a financial position to provide such resources. Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary banks. A bank holding company, in certain circumstances, could be required to guarantee the capital plan of an undercapitalized banking subsidiary.
In the event of a bank holding company’s bankruptcy under Chapter 11 of the U.S. Bankruptcy Code, the trustee will be deemed to have assumed and will be required to cure immediately any deficit under any commitment by the debtor holding company to any of the federal banking agencies to maintain the capital of the insured depository institution. Any claim for breach of such obligation will generally have priority over most other unsecured claims.
Changes to laws and regulations can affect the operating environment of us and the bank in substantial and unpredictable ways. We cannot determine whether any changes in laws or regulations will occur, and if those changes occur, the ultimate effect that any such changes would have upon our financial condition or results of operations or those of the bank. A change in statutes, regulations or regulatory policies applicable to us or any of our subsidiaries could have a material effect on the financial condition, results of operations or business of us and our subsidiaries.
For a discussion of the material elements of the regulatory framework applicable to bank holding companies and their subsidiaries generally, and Virginia financial holding companies and Virginia-chartered banking associations in particular, and specific information relevant to us, you should refer to our Annual Report on Form 10-K for the year ended December 31, 2013, and any other subsequent reports filed by us with the SEC, which are incorporated by reference in this prospectus. This regulatory framework is intended primarily for the protection of depositors, the Deposit Insurance Fund and the banking system as a whole, and not for the protection of security holders. The federal and state banking agencies have broad enforcement power over the institutions they regulate, including the power to impose substantial fines and other penalties for violations of laws and regulations.
CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
Our consolidated ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Nine Months Ended	For the Year Ended December 31,
	September 30, 2014	2013	2012	2011	2010	2009
Consolidated ratio of earnings to combined fixed charges and preferred dividends
Excluding interest on deposits	2.40x	2.06x	1.51x	1.47x	1.32x	1.02x
Including interest on deposits	4.36x	3.53x	2.53x	2.15x	1.82x	1.07x
These ratios pertain to us and our subsidiaries. Under SEC regulations and for purposes of calculating the consolidated ratio of earnings to fixed charges, “earnings” consist primarily of income from continuing operations before income taxes and fixed charges, and “fixed charges” include interest, whether expensed or capitalized, on borrowings (including or excluding deposits, as applicable), and the interest component of rental expense. The amount of preferred dividends is the amount of pre-tax earnings that is required to pay dividends on outstanding preferred securities.
USE OF PROCEEDS
All securities sold pursuant to this prospectus will be sold by the Selling Shareholders and we will not receive any proceeds from such sales. We will pay all expenses incurred with respect to the registration and sale of the securities owned by the Selling Shareholders, other than underwriting fees, discount and commissions, which will be borne by the Selling Shareholders.
DESCRIPTION OF SERIES D PREFERRED STOCK
On August 4, 2011, we entered into a Securities Purchase Agreement, or “Securities Purchase Agreement,” with the Treasury, pursuant to which we issued and sold to the Treasury 17,796 shares of our Series D Preferred Stock pursuant to the SBLF Program. We received $17,796,000 in gross proceeds from the sale of these shares and incurred certain obligations to the Treasury, including the obligation to register the resale of the Series D Preferred Stock held by the Treasury and its assignees under certain circumstances. On August 15, 2014, we redeemed 4,449 shares of the Series D Preferred Stock, and on February 20, 2015, we redeeemed 4,449 shares of the Series D Preferred Stock. As of the date of this prospectus, 8,898 shares of Series D Preferred Stock were issued and outstanding and this prospectus registers the resale of all of such shares by the Selling Shareholders as required by the Securities Purchase Agreement. As of the date of this prospectus, to our knowledge all 8,898 shares of our Series D Preferred Stock were held by the Treasury.
The following is a summary of the material terms, preferences, limitations, voting powers and relative rights of our outstanding Series D Preferred Stock as contained in our Articles of Incorporation, as amended, including the certificate of designations with respect to such outstanding preferred stock, which is incorporated by reference herein. This summary does not purport to be a complete description of the terms and conditions of our preferred stock in all respects and is subject to and qualified in its entirety by reference to our Articles of Incorporation, as amended, including the certificate of designations relating to the particular series of preferred stock, our bylaws, as amended, and the Virginia Stock Corporation Act. Although we believe this summary covers the material terms and provisions of our Series D Preferred Stock set forth in the Articles of Incorporation, as amended, including the applicable certificate of designations, it may not contain all of the information that is important to you.
Liquidation Preference
In the event we liquidate, dissolve or wind-up our business and affairs, either voluntarily or involuntarily, holders of the Series D Preferred Stock will be entitled to receive liquidating distributions of $1,000 per share, which we refer to as the “Liquidation Amount,” plus any accrued and unpaid dividends, before we make any distribution of assets to the holders of our common stock or any other class or series of shares ranking junior to the Series D Preferred Stock and subject to the rights of any of our creditors with respect to the distribution of assets. If we fail to pay in full all amounts payable, including declared but unpaid dividends, with respect to the Series D Preferred Stock and any stock having the same rank as the Series D Preferred Stock with respect to the distribution of assets, the holders of the Series D Preferred Stock and such other stock will share in any distribution of assets in proportion to the respective aggregate liquidation preferences to which they are entitled. After the holders of the Series D Preferred Stock and any stock having the same rank as the Series D Preferred Stock are paid in full, they will have no right or claim to any of our remaining assets.
For purposes of determining the liquidation rights of the holders of the Series D Preferred Stock, neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of our property or business nor a merger or consolidation by us with or into any other entity will be considered a dissolution, liquidation or winding-up of our business or affairs.
Dividend Rights
Holders of our Series D Preferred Stock are entitled to receive, when, as and if declared by our board of directors or a duly authorized committee thereof out of legally available assets, non-cumulative cash dividends on the Liquidation Amount. These dividends are payable quarterly in arrears on each January 1, April 1, July 1, and October 1, each such date being referred to herein as a “dividend payment date.” Dividends on each share of our Series D Preferred Stock are payable on the Liquidation Amount at an annual rate that may vary from 1% to 5% depending upon the “Percentage Change in Qualified Lending” (as defined in the Securities Purchase Agreement) of the bank between each dividend period and the “Baseline” level of Qualified Small Business Lending (as defined in the Securities Purchase Agreement) of the bank. Beginning with the eleventh dividend period through the eighteenth dividend period and that portion of the nineteenth dividend period ending on the four and one-half year anniversary of the date of issuance of the Series D Preferred Stock (i.e., the dividend periods from October 1, 2013 through and including February 4, 2016) the dividend rate is fixed at 1% per annum. From and after the four and one-half year anniversary of the date of issuance of our Series D Preferred Stock (i.e., beginning on February 5, 2016), the dividend rate shall be fixed at 9% per annum.
If dividends are declared by our board of directors, dividends are payable to holders of record of the Series D Preferred Stock as they appear on our books on the applicable record date, which shall be the fifteenth calendar day preceding such dividend payment date.
A dividend period is the period from and including a dividend payment date to but excluding the next dividend payment date, except that the initial dividend period commenced on and includes the original issue date of the Series D Preferred Stock. Dividends are calculated on the basis of a 360-day year consisting of four 90-day quarters. If any date on which dividends would otherwise be payable is not a business day, then the dividend payment date will be the next succeeding business day and no additional dividends will accrue in respect of any payment made on the next succeeding business day.
Dividends on shares of the Series D Preferred Stock are not cumulative. Accordingly, if our board of directors or a duly authorized committee thereof does not declare a dividend on the Series D Preferred Stock payable in respect of any dividend period before the applicable dividend payment date, such dividend will not be deemed to have accrued and we will have no obligation to pay a dividend for that dividend period on the dividend payment date or at any future time, whether or not dividends on the Series D Preferred Stock are declared for any future dividend period.
So long as any of the Series D Preferred Stock remains outstanding, (i) dividends on common stock, any other junior stock, or any parity stock may be declared and paid, and we may redeem or purchase any then-outstanding shares of our capital stock, in each case only if, (A) after giving effect to such dividend, repurchase or redemption our Tier 1 Capital would be at least equal to the Tier 1 Dividend Threshold (as defined in the certificate of designations applicable to the Series D Preferred Stock) and (B) full dividends on all outstanding shares of Series D Preferred Stock for the most recently completed dividend period have been or are contemporaneously declared and paid, and (ii) if a dividend is not declared and paid in full on the Series D Preferred Stock in respect of a dividend period, then, from the last day of such dividend period until the last day of the third dividend period immediately following such dividend period, no dividend may be declared or paid on our common stock or any other shares of our junior stock or parity stock and, subject to certain limited exceptions, no shares of our then-outstanding capital stock shall be repurchased, redeemed or otherwise acquired by us.
Subject to the foregoing, and not otherwise, such dividends, as may be determined by our board of directors or a duly authorized committee thereof, may be declared and paid on our common stock and any other stock ranking junior to the Series D Preferred Stock, from time to time out of any assets legally available for such payment, and the holders of the Series D Preferred Stock shall not be entitled to participate in any such dividend.
Our ability to declare and pay dividends is limited by applicable regulatory restrictions, including the guidelines of the Federal Reserve applicable to bank holding companies. See “Business and Regulation.”
Voting Rights
The shares of Series D Preferred Stock do not have voting rights, except as provided below or as otherwise specifically required by law. When voting rights are applicable, each holder of the Series D Preferred Stock has one vote per share, including when acting by written consent.
Right to Elect Two Directors upon a Nonpayment Event. Whenever (i) shares of our Series D Preferred Stock with an aggregate Liquidation Amount of at least $25,000,000 are outstanding and (ii) dividends on any shares of our Series D Preferred Stock shall have not been declared and paid for an amount equal to six or more dividend payments, whether or not for consecutive dividend periods, referred to as a “Nonpayment,” the authorized number of directors on our board of directors shall automatically increase by two, and the holders of our Series D Preferred Stock shall have the right, but not the obligation, voting as a single class, to elect a total of two additional members of our board of directors, who we refer to as the “Preferred Stock Directors,” to fill such newly created directorships at the next annual meeting of Shareholders of the Company (or, if the next annual meeting is not yet scheduled or is scheduled to occur more than thirty days later, our President shall call a special meeting for that purpose).
The voting rights described above will continue until full dividends have been regularly declared and paid on the shares of the Series D Preferred Stock for at least four consecutive dividend periods following the Nonpayment. No person may be elected as a Preferred Stock Director who would cause us to violate any corporate governance requirements of any securities exchange or other trading facility on which our securities may then be listed or traded that listed or traded companies must have a majority of independent directors.
If and when full dividends have been regularly declared and paid for at least four consecutive dividend periods following a Nonpayment on the Series D Preferred Stock, the holders of the Series D Preferred Stock shall be divested of the foregoing voting rights (subject to revesting in the event of each subsequent Nonpayment) and the term of office of each Preferred Stock Director so elected shall immediately terminate and the authorized number of directors on our board of directors shall automatically decrease by two. Any Preferred Stock Director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of the Series D Preferred Stock when they have the voting rights described above. So long as a Nonpayment shall continue, any vacancy in the office of a Preferred Stock Director (other than prior to the initial election of the Preferred Stock Directors) may be filled by vote, as a single class, of the holders of a majority of the outstanding shares of our Series D Preferred Stock to serve for the unexpired term in respect of which such vacancy occurred.
Although we do not believe the shares of the Series D Preferred Stock constitute “voting securities” currently, if they were to become “voting securities” for the purposes of the Bank Holding Company Act of 1956, or “BHCA,” whether because we have missed six dividend payments and holders of the Series D Preferred Stock have the right to elect directors as a result, or for other reasons, a holder of 25% or more of the Series D Preferred Stock, or a holder of a lesser percentage of our Series D Preferred Stock that is deemed to exercise a “controlling influence” over us, may become subject to regulation under the BHCA. In addition, if the shares of the Series D Preferred Stock become “voting securities,” then (i) any bank holding company or foreign bank that is subject to the BHCA may need approval to acquire or retain more than 5% of the then outstanding Series D Preferred Stock, and (ii) any holder (or group of holders acting in concert) may need regulatory approval to acquire or retain 10% or more of the Series D Preferred Stock. A holder or group of holders may also be deemed to control us if they own 25% or more of our total equity, or in certain limited circumstances 33% or more of our total equity, both voting and non-voting equity, aggregating all shares held by the investor across all classes of stock. Holders of the Series D Preferred Stock should consult their own counsel with regard to regulatory implications.
Other Voting Rights. So long as any shares of the Series D Preferred Stock are outstanding, in addition to any other vote or consent of Shareholders required by law or by our Articles of Incorporation, as amended, the vote of the holders of a majority of the then-outstanding shares of the Series D Preferred Stock, voting separately as a single class, shall be necessary for effecting or validating:

•
any amendment or alteration of any provision of our Articles of Incorporation, as amended, including the certificate of designations creating the Series D Preferred Stock, to authorize or create, or increase the authorized amount of, or any issuance of, any shares of, or any securities convertible into or exchangeable or exercisable for shares of, any class or series of our capital stock ranking senior to the Series D Preferred Stock with respect to either or both the payment of dividends or the distribution of assets on any liquidation, dissolution or winding up of the Company;

•
any amendment, alteration or repeal of any provision of the certificate of designations for the Series D Preferred Stock or our Articles of Incorporation, as amended, that would alter or change the voting powers, rights, preferences or privileges of the Series D Preferred Stock so as to affect them adversely;

•	any sale of all, substantially all, or any material portion of, our assets, if the Series D Preferred Stock will not be redeemed in full contemporaneously with the consummation of such sale;

•
any consummation of a binding share exchange or reclassification involving the Series D Preferred Stock, or of a merger or consolidation of us with or into another corporation or other entity, unless (i) the shares of the Series D Preferred Stock remain outstanding or, in the case of any such merger or consolidation with respect to which we are not the surviving corporation, are converted into or exchanged for preference securities of the surviving corporation or a corporation controlling such corporation, and (ii) the shares of the Series D Preferred Stock remaining outstanding or such new preference securities, as the case may be, have such rights, preferences, privileges and voting powers, that are the same as the rights, preferences, privileges and voting powers of the Series D Preferred Stock immediately prior to such consummation, taken as a whole; or

•
any consummation of a Holding Company Transaction (as defined in the certificate of designations of the Series D Preferred Stock), unless as a result thereof each share of the Series D Preferred Stock shall be converted into or exchanged for one share with an equal liquidation preference of our preference securities or the preference securities of any acquirer of us;

provided, however, that (i) any increase in the amount of our authorized shares of preferred stock, including authorized Series D Preferred Stock, necessary to satisfy preemptive or similar rights granted by us to other persons prior to August 4, 2011, or (ii) the creation and issuance, or an increase in the authorized or issued amount, of any other series of preferred stock, or any securities convertible into or exchangeable or exercisable for any other series of preferred stock, ranking equally with and/or junior to the Series D Preferred Stock with respect to the payment of dividends, whether such dividends are cumulative or non-cumulative, and the distribution of assets upon our liquidation, dissolution or winding up, will not be deemed to adversely affect the rights, preferences, privileges or voting powers of the Series D Preferred Stock and will not require the vote or consent of the holders of the Series D Preferred Stock.
The foregoing provisions will not apply if, at or prior to the time when any such vote or consent would otherwise be required, all outstanding shares of the Series D Preferred Stock have been redeemed or have been called for redemption upon proper notice, and sufficient funds have been set aside for such redemption.
Redemption
The Series D Preferred Stock is not subject to any mandatory redemption, sinking fund or other similar provisions. The holders of the Series D Preferred Stock do not have the right to require the redemption or repurchase of the Series D Preferred Stock.
Optional Redemption. We may redeem shares of the Series D Preferred Stock, in whole or in part, from time to time, at a redemption price equal to $1,000 per share, plus any unpaid dividends for the then current dividend period, excluding the date of redemption; provided, that any partial redemption of the Series D Preferred Stock shall not be less than 25% of the aggregate Liquidation Amount of the Series D Preferred Stock issued on the original issue date, or if less, all of the outstanding Series D

Preferred Stock. Dividends will cease to be payable on those shares on and after the redemption date. Redemption of the Series D Preferred Stock is subject to our receipt of any required prior approvals from the Federal Reserve.
Procedures. If we redeem shares of the Series D Preferred Stock, we will provide notice to the holders of record of the shares of the Series D Preferred Stock to be redeemed. Such notice will be provided not less than 30 days and not more than 60 days prior to the date fixed for the redemption. Each notice of redemption will include a statement setting forth:

•	the redemption date;

•
the number of shares of the Series D Preferred Stock to be redeemed and, if less than all the shares held by the holder are to be redeemed, the number of shares of the Series D Preferred Stock to be redeemed from the holder;

•	the redemption price; and

•	the place or places where the certificates representing those shares are to be surrendered for payment of the redemption price.
In case of any redemption of only part of the shares of the Series D Preferred Stock at the time outstanding, the shares to be redeemed shall be selected either pro rata or by lot or in such other manner as our board of directors may determine to be fair and equitable. Subject to the foregoing provisions, our board of directors shall have full power and authority to prescribe the terms and conditions upon which shares of the Series D Preferred Stock shall be redeemed from time to time.
If notice of redemption has been duly given and if on or before the redemption date specified in the notice we have set aside all funds necessary for the redemption in trust for the pro rata benefit of the holders of record of the shares called for redemption then, notwithstanding that any certificate for any share called for redemption has not been surrendered for cancellation, on and after the redemption date dividends shall cease to accrue on all shares so called for redemption, all such shares called for redemption shall no longer be deemed outstanding and all rights with respect to such shares shall cease and terminate on such redemption date, except the right of the holders thereof to receive the amount payable on such redemption from such bank or trust company, without interest. Any funds unclaimed at the end of three years from the redemption date shall, to the extent permitted by law, be released to us, after which time the holders of the shares so called for redemption shall look only to us for payment of the redemption price of such shares.
No Preemptive or Conversion Rights
The holders of the Series D Preferred Stock do not have any preemptive rights. The Series D Preferred Stock is not convertible into or exchangeable for property or shares of any other series or class of our capital stock.
DESCRIPTION OF DEPOSITARY SHARES
Pursuant to the Securities Purchase Agreement between us and Treasury, we have agreed, if requested by Treasury, to enter into a depositary arrangement pursuant to which the shares of Series D Preferred Stock may be deposited and depositary shares, each representing a fraction of a share of Series D Preferred Stock as specified by Treasury, may be issued. The Shares of Series D Preferred Stock would be held by a depositary (expected to be a bank or trust company) reasonably acceptable to Treasury. If we enter into such a depositary arrangement, the Selling Shareholders would be offering depositary shares, each representing a fraction of a share of Series D Preferred Stock, instead of actual whole shares of Series D Preferred Stock. The actual terms of any such depositary arrangement would be set forth in a deposit agreement to which we would be a party, which would be attached as an exhibit to a filing by us that would be incorporated by reference into this prospectus. See “Incorporation By Reference.”
DESCRIPTION OF OUTSTANDING CAPITAL STOCK
The following description of the terms and provisions of our outstanding capital stock is qualified in its entirety by reference to our Articles of Incorporation and our amended bylaws, or “Bylaws,” copies of which are filed as exhibits to the registration statement of which this prospectus forms a part, and applicable laws and regulations.
Preferred Stock
WashingtonFirst is authorized to issue 10,000,000 shares of preferred stock, par value $5.00 per share, with voting powers, preferences and relative, participating, optional and other special rights, and qualifications, limitations and restrictions as the board of directors of WashingtonFirst determines.
As of September 30, 2014, WashingtonFirst had 13,347 shares of outstanding Senior Non-Cumulative Perpetual Preferred Stock, Series D, or “Series D Preferred Stock,” which were issued to the United States Department of the Treasury, or the

“Treasury,” in connection with WashingtonFirst’s participation in the Treasury’s Small Business Lending Fund program. For a description of the Series D Preferred Stock, see “Description of Series D Preferred Stock” in this prospectus.
Common Stock
Our Articles of Incorporation authorizes 50,000,000 shares of common stock, $.01 par value per share, of which 7,747,795 were issued and outstanding as of the date of this prospectus.
The holders of our common stock are entitled to one vote for each share of WashingtonFirst’s common stock owned on each matter submitted to a vote at a meeting of our shareholders. Holders of our common stock may not cumulate their votes in the election of directors. Holders of our common stock generally do not have preemptive rights to acquire any of our additional, unissued or treasury common stock, or securities convertible into or carrying a right to subscribe for or acquire our common stock. However, two institutional investors have contractual subscription rights with respect to additional issuances of equity securities. See “- Registration and Subscription Rights.” Our common stock is not convertible into any of our other securities.
Holders of our common stock will be entitled to receive dividends out of funds legally available therefor, if and when properly declared by our board of directors and subject to any preferential dividend rights of any then outstanding shares of our preferred stock.
In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of our common stock are entitled to share pro rata in any distribution of our remaining assets, if any, after all of our other indebtedness has been retired and subject to any preferential rights of any shares of the preferred stock then outstanding.
Non-Voting Common Stock
Our Articles of Incorporation authorizes 10,000,000 shares of non-voting common stock, $.01 par value per share, issuable in series from time to time in the discretion of our board of directors. As of the date of this prospectus, there were 1,817,842 shares of non-voting common stock, Series A, which we refer to as the “Series A Stock,” issued and outstanding.
The shares of Series A Stock are identical to shares of our common stock in all respects except as to voting rights and conversion. The shares of Series A Stock have no right to vote on any matter submitted to a vote of our shareholders of the Corporation unless required by law except that, so long as any shares of Series A Stock are issued and outstanding, we may not, without obtaining the approval (by vote or written consent) of the holders of a majority of the issued and outstanding shares of the Series A Stock, whether or not such approval is required by Virginia law:

•	alter or change the rights, preferences, privileges or restrictions provided for the benefit of the holders of the Series A Stock; or

•
enter into any merger, share exchange or business consolidation unless the Series A Stock is entitled to receive the same per share consideration in such merger, share exchange or business consolidation as the common stock.

The shares of Series A Stock are convertible into an equal number of shares of common stock at the option of the holder of the Series A Stock at any time, provided, however, that no share of the Series A Stock is convertible in the hands of or at the election of the initial purchaser of such shares from WashingtonFirst, referred to as the “Initial Holder,” or an affiliate of such Initial Holder, at any time. Each share of Series A Stock is convertible by a transferee of the Initial Holder who is unaffiliated with the Initial Holder in connection with or after a transfer by the Initial Holder to a third party unaffiliated with such Initial Holder if the transfer complies with one of the following conditions:

•	the transfer is part of a widely distributed public offering of common stock;

•
the transfer is part of an offering that is not a widely distributed public offering of common stock but is one in which no one transferee (or group of associated transferees) of the Series A Stock acquires the rights to purchase in excess of two percent of the voting securities of WashingtonFirst then outstanding (including pursuant to a related series of transfers);

•	the transfer is part of a transfer of common stock to an underwriter for the purpose of conducting a widely distributed public offering; or

•	the transfer is part of a transaction approved by the Federal Reserve, or if the Federal Reserve is not the relevant regulatory authority, any other regulatory authority having jurisdiction.
However, no share of Series A Stock will be so converted if, as a result of such conversion, the holder of such resulting share of common stock would (or would be deemed to), directly or indirectly, own, control or have power to vote more than 9.9% of any class of our voting securities.

Warrants
On June 5, 2012, our wholly-owned subsidiary WashingtonFirst Bank sold $2,500,000 in aggregate principal amount of unrated, subordinated bank capital notes to Community BanCapital, L.P. The notes had a nine year term on the issue date and bear interest at 8% per annum. Interest on the notes is payable quarterly in arrears, with principal due at maturity. The bank may call the notes, without penalty, at any time after June 15, 2015. The notes are subordinated unsecured obligations of the bank and are not guaranteed by us. The notes are subordinate to all deposits and general creditors of the bank.
The notes were accompanied by an eight year detachable warrant, issued by us, entitling the holder as of the date of this prospectus to purchase 57,769 of shares of our common stock at an exercise price of $10.82 per share, as adjusted for stock dividends.  The warrant is exercisable at any time after June 15, 2013, and at any time in the event of a change of control, as defined in the warrant.
The notes require us and the bank to provide the holder the same information provided to our common shareholders and permit the holder to have reasonable access to our management and management of the bank. If the bank fails to make any payment due under the notes for a period of 30 days, or the ratio of classified assets to Tier 1 capital of the bank is 40% or greater, the holder of the notes will be entitled (subject to any prior required regulatory approval) to appoint an observer to attend the meetings of our board of directors and the board of directors of the bank and any board committees. If the bank’s failure to pay such amounts extends for a period of 120 days, or the ratio of classified assets to Tier 1 capital of the bank is 70% or greater, then subject to any prior regulatory approval the holder of the notes will be entitled to appoint one representative of the holder to WashingtonFirst’s board of directors. Once appointed, such observer or representative will remain on the board until the expiration of 12 months after payment of all amounts due, or the reduction of the ratio to less than 40% or 70%, as the case may be.
Certain Provisions of our Articles of Incorporation and Bylaws and Virginia Law Could Have an Anti-Takeover Effect
Certain provisions of our Articles of Incorporation and Bylaws could make our acquisition by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors more difficult. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our board of directors. These provisions include, among other things:

•	a staggered board of directors;

•
the ability of our board of directors to issue shares of preferred stock without shareholder approval, which preferred stock could have voting, liquidation, dividend or other rights superior to those of the our common stock;

•	the inability of our shareholders to act without a meeting except by unanimous written consent;

•	the inability of our shareholders to call special meetings;

•	limitations on affiliated transactions and control share acquisitions (see “- Affiliated Transactions and Control Share Acquisitions” below);

•
if a two-thirds majority of the our board of directors has not approved certain transactions, such as an amendment to our Articles of Incorporation, merger, share exchange, sale of substantially all of the assets, or dissolution, the transaction must receive the affirmative vote of at least 80% of each group of our shareholders entitled to vote on the transaction in order for the transaction to be approved; and

•	our Bylaws provide that they may be amended by our board of directors.
Registration and Subscription Rights
WashingtonFirst has entered into an investment agreement dated May 3, 2012 with Endicott Opportunity Partners III, L.P., or “Endicott”, and an investment agreement dated June 20, 2012 with Castle Creek Capital Partners IV, L. P., or “Castle Creek.” WashingtonFirst entered into the agreements with Endicott and Castle Creek in connection with the 2012 merger of Alliance Bankshares Corporation into WashingtonFirst. The agreements with each of Endicott and Castle Creek are substantially identical.
WashingtonFirst’s agreements with Endicott and Castle Creek provide them with a contractual subscription right to acquire WashingtonFirst’s common stock in future offerings by WashingtonFirst such that they will be able to maintain their proportionate ownership of WashingtonFirst. The investment agreements also provide these investors demand registration rights commencing three years following the closing of their respective investments, and piggy-back rights in connection with any registration statement filed by WashingtonFirst, subject to certain limitations. The agreements also provide Endicott and Castle Creek the right to (i) appoint one board representative to the WashingtonFirst board so long as the investor holds not less than 4.9% of the outstanding shares of WashingtonFirst’s common stock, (ii) require WashingtonFirst to register the investor’s common stock under certain circumstances, and (iii) receive information that WashingtonFirst and the bank provide to their respective board of directors. As of the date of this prospectus, each of Endicott and Castle Creek has indicated that it has no present plans to exercise its appointment rights, but reserves the right to do so at any time. The agreements also contain indemnification obligations of WashingtonFirst that are customary for transactions of that type.
On December 30, 2014, in connection with the Private Placement described under “About WashingtonFirst Bancshares, Inc.-Recent Developments,” we entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with Castle Creek Capital Partners IV, L.P, Ithan Creek Investors USB, LLC, Banc Fund VII L.P., Banc Fund VIII L.P., Banc Fund IX L.P., Basswood Capital Management, LLC and the five funds managed by Basswood Capital Management, LLC which hold the common stock purchased: Basswood Financial Long Only Fund, L.P., Basswood Financial Fund, L.P., Basswood Financial Fund, Inc. (A), Basswood Opportunity Fund, Inc. and Basswood Opportunity Partners, LP.
Under the Registration Rights Agreement, we agreed to file a registration statement on Form S-3 with the Securities and Exchange Commission (“SEC”) within 45 days of the closing of the Private Placement for purposes of registering the resale of the shares of common stock issued in the Private Placement and maintain the effectiveness of such registration statement until all such shares have been resold or may be resold pursuant to Rule 144 without restriction.
Affiliated Transactions and Control Share Acquisitions
The Virginia Stock Corporation Act, or “VSCA,” contains provisions governing “affiliated transactions.” These include various transactions such as mergers, share exchanges, sales, leases, exchanges, mortgages, pledges, transfers or other material dispositions of assets, issuances of securities, dissolutions, and similar transactions with an “interested shareholder.” An interested shareholder is generally the beneficial owner of more than 10% of any class of a corporation’s outstanding voting shares. During the three years following the date a shareholder becomes an interested shareholder, any affiliated transaction with the interested shareholder must be approved by both a majority of the “disinterested directors” (those directors who were directors before the interested shareholder became an interested shareholder or who were recommended for election by a majority of disinterested directors) and by the affirmative vote of the holders of two-thirds of the corporation’s voting shares other than shares beneficially owned by the interested shareholder. These requirements do not apply to affiliated transactions if, among other things, a majority of the disinterested directors approve the interested shareholder’s acquisition of voting shares making such a person an interested shareholder before such acquisition. Beginning three years after the shareholder becomes an interested shareholder, the corporation may engage in an affiliated transaction with the interested shareholder if:

•	the transaction is approved by the holders of two-thirds of the corporation’s voting shares, other than shares beneficially owned by the interested shareholder;

•	the affiliated transaction has been approved by a majority of the disinterested directors; or

•
subject to certain additional requirements, in the affiliated transaction the holders of each class or series of voting shares will receive consideration meeting specified fair price and other requirements designed to ensure that all shareholders receive fair and equivalent consideration, regardless of when they tendered their shares.

Under the VSCA’s control share acquisitions law, voting rights of shares of stock of a Virginia corporation acquired by an acquiring person or other entity at ownership levels of 20%, 33 1/3%, and 50% of the outstanding shares may, under certain circumstances, be denied. The voting rights may be denied:

•
unless conferred by a special shareholder vote of a majority of the outstanding shares entitled to vote for directors, other than shares held by the acquiring person and officers and directors of the corporation; or

•
among other exceptions, such acquisition of shares is made pursuant to an affiliation agreement with the corporation or the corporation’s articles of incorporation or bylaws permit the acquisition of such shares before the acquiring person’s acquisition thereof.

If authorized in the corporation’s articles of incorporation or bylaws, the statute also permits the corporation to redeem the acquired shares at the average per share price paid for them if the voting rights are not approved or if the acquiring person does not file a “control share acquisition statement” with the corporation within 60 days of the last acquisition of such shares. If voting rights are approved for control shares comprising more than 50% of the corporation’s outstanding stock, objecting shareholders may have the right to have their shares repurchased by the corporation for “fair value.”

These provisions are only applicable to public corporations like us that have more than 300 shareholders. Corporations may provide in their articles of incorporation or bylaws to opt-out of these provisions, but we have not done so.
Restrictions on Ownership
Under the Change in Bank Control Act of 1978, as amended, no individual or group acting in concert may acquire “control” of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve the acquisition of 10% or more of a class of voting stock would, under the circumstances set forth in the presumption, constitute acquisition of control. Under the Change in Bank Control Act of 1978, as amended, the Federal Reserve has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the antitrust effects of the acquisition.
SELLING SHAREHOLDERS
On August 4, 2011, we issued to the Treasury, in exchange for an aggregate purchase price of $17,796,000 in cash, 17,796 shares of Series D Preferred Stock pursuant to the Securities Purchase Agreement. On August 15, 2014, we redeemed 4,449 shares of Series D Preferred Stock, and on February 20, 2015, we redeemed 4,449 shares of Series D Preferred Stock. As of the date of this prospectus, 8,898 shares of Series D Preferred Stock were outstanding. Pursuant to the Securities Purchase Agreement the Treasury is entitled to include shares of Series D Preferred Stock for resale in certain registration statements filed by the Company. The Series D Preferred Stock is included in this prospectus pursuant to the Securities Purchase Agreement.
In addition to the Treasury, the Selling Shareholders may include other persons holding shares of Series D Preferred Stock (or depositary shares evidencing fractional interests in shares of Series D Preferred Stock) to whom the Treasury has transferred its registration rights under the terms of the Securities Purchase Agreement. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to these securities. To our knowledge, the Treasury has sole voting and investment power with respect to the securities, subject to restrictions on exercise of voting rights on Series D Preferred Stock as more fully described elsewhere in this prospectus. The Treasury is required to notify us in writing of any such transfer of its registration rights within ten days after the transfer, including the name and address of the transferee and the number and type of securities with respect to which the registration rights have been assigned. As of the date of this prospectus, the Treasury has not notified us of any such transfer. Accordingly, we believe that the Treasury currently holds record and beneficial ownership of 100% of the outstanding shares of the Series D Preferred Stock.
The shares of Series D Preferred Stock offered by the Selling Shareholders are "restricted" securities under applicable federal and state securities laws and are being registered under the Securities Act to give the Selling Shareholders the opportunity to publicly sell these securities. The registration of these securities does not require that any of the shares be offered or sold by the Selling Shareholders. The Series D Preferred Stock is not listed for trading on any national securities exchange or authorized for quotation through the facilities of any registered national securities association. The Selling Shareholders may from time to time offer and sell all or a portion of the Series D Preferred Stock through agents, brokers or underwriters, or directly to purchasers in privately negotiated transactions, or on any market on which the Series D Preferred Stock may subsequently be listed.
We do not know when or in what amounts the Selling Shareholders may offer the Series D Preferred Stock for sale. The Selling Shareholders might not sell all of the securities offered by this prospectus. Because we have no knowledge of any agreements, arrangement or understanding related to any sale of the securities offered by this prospectus, we cannot estimate the number of the securities that will be held by the Selling Shareholders after completion of the offering. For purposes of this prospectus, however, we have assumed that, upon completion of the offering, none of the securities covered by this prospectus will be held by the Selling Shareholders.
All 8,898 shares of Series D Preferred Stock outstanding may be offered under this prospectus for the account of the Selling Shareholders. The Treasury may request that we deposit the shares of Series D Preferred Stock with a depositary in accordance with the Securities Purchase Agreement and, in lieu of offering shares of Series D Preferred Stock, offer depositary shares evidencing fractional share interests in such shares of Series D Preferred Stock.
Information about the Selling Shareholders may change over time, and changed information will be set forth in supplements to this prospectus if and when necessary.

PLAN OF DISTRIBUTION
The Selling Shareholders may sell all or a portion of the securities beneficially owned by them and offered by this prospectus from time to time directly or through one or more underwriters, broker-dealers or agents. If securities are sold through underwriters or broker-dealers, the Selling Shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The securities may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions. The Selling Shareholders may use any one or more of the following methods when selling shares:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the Selling Shareholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
The Selling Shareholders may also sell securities under Rule 144 under the Securities Act, if available, rather than under this prospectus.
Broker-dealers engaged by the Selling Shareholders may arrange for other brokers-dealers to participate in sales. If the Selling Shareholders effect such transactions by selling securities to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Shareholders or commissions from purchasers of the securities for whom they may act as agent or to whom they may sell as principal. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent will be in amounts to be negotiated, which are not expected to be in excess of those customary in the types of transactions involved.
In connection with sales of securities, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging in positions they assume. The Selling Shareholders may also sell securities short and if such short sale shall take place after the date that the registration statement of which this prospectus is a part is declared effective by the SEC, the Selling Shareholders may deliver securities covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The Selling Shareholders may also loan or pledge securities to broker-dealers that in turn may sell such shares. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
 The Selling Shareholders may pledge or grant a security interest in some or all of the securities owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the securities from time to time pursuant to this prospectus or any amendment or supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act, amending, if necessary, the identification of Selling Shareholders to include the pledgee, transferee or other successors in interest as Selling Shareholders under this prospectus. The Selling Shareholders also may transfer and donate the securities in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
The Selling Shareholders and any broker-dealer participating in the distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of securities is made, a prospectus supplement, if required, will be distributed which will set forth (i) the name of each such Selling Shareholder and of the participating broker-dealer(s), (ii) the number of securities involved, (iii) the price at which such securities were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, and (v) any other facts material to the transaction.
The aggregate proceeds to the Selling Shareholders from the sale of the securities will be the purchase price of the securities less discounts and commissions, if any.
Under the securities laws of some states, the securities covered by this prospectus may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the securities may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.
There can be no assurance that any Selling Shareholder will sell any or all of the securities registered pursuant to the registration statement of which this prospectus forms a part.
If a Selling Shareholder uses this prospectus for any sale of securities, it will be subject to the prospectus delivery requirements of the Securities Act. The Selling Shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M under the Exchange Act, which may limit the timing of purchases and sales of any of the securities by the Selling Shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of securities to engage in market-making activities with respect to such securities. All of the foregoing may affect the marketability of the securities covered by this prospectus and the ability of any person or entity to engage in market-making activities with respect to such securities.
Pursuant to the Securities Purchase Agreement between us and Treasury, we will pay substantially all expenses of the registration of the securities covered by this prospectus, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a Selling Shareholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the Selling Shareholders against liabilities, including some liabilities under the Securities Act, in accordance with the Securities Purchase Agreement between us and Treasury, or the Selling Shareholders will be entitled to contribution. We have agreed under the Securities Purchase Agreement between us and Treasury to cause such of our directors and senior executive officers to execute customary lock-up agreements in such form and for such time period up to 90 days as may be requested by a managing underwriter with respect to an underwritten offering of securities covered by this prospectus.
We do not intend to apply for listing of the Series D Preferred Stock on any securities exchange or for inclusion of the Series D Preferred Stock in any automated quotation system. No assurance can be given as to the liquidity of the trading market, if any, for the Series D Preferred Stock.
VALIDITY OF THE SECURITIES
The validity of the securities offered under this prospectus will be passed upon for us by Bracewell & Giuliani LLP, Houston, Texas.
EXPERTS
The financial statements as of and for the years ending December 31, 2013 and 2012 incorporated by reference in this Prospectus have been so incorporated in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

8,898 Shares of Senior Non-Cumulative Perpetual Preferred Stock, Series D
(or Depositary Shares Evidencing Fractional Interests in Such Shares)

PROPECTUS

March 12, 2015